December 13, 2012

United States Securities and Exchange Commission
Attn: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
100 F Street N.E.
Washington, DC  20549-7010

By SEC Correspondence

Dear Sirs:

Re:          Kobex Minerals Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Comment Letter Dated December 6, 2012
File No. 001-32558

On behalf of our client, Kobex Minerals Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we confirm the Company’s receipt of the Staff’s letter of comments, dated December 6, 2012 (the “Comment Letter”), in respect of the above noted filing.  In light of management’s and the Company’s legal counsel’s limited availability during the holiday season, the Company currently anticipates responding to the Comment Letter on or before January 7, 2013.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (303) 629-3445.

Yours truly,

/s/ Kenneth G. Sam

Kenneth G. Sam
________________________

cc:   Geoffrey Bach, Chief Financial Officer, Kobex Minerals Inc.
Alfred Hills, Chief Executive Officer, Kobex Minerals Inc.